FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 3 to 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 8 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 9 to 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

TABLE OF CONTENTS

Presentation of Financial and Other Information	3
Recent Developments – Landwirtschaftliche Rentenbank	3
Recent Developments – The Federal Republic of Germany	5
Signature	12

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 3, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1286 U.S. dollar (0.8861 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Management Board

Dr. Horst Reinhardt’s term as Rentenbank’s Chairman of the Management Board ended on December 31, 2021 with his retirement from his post at Rentenbank.  Ms. Nikola Steinbock, whose term as full member of the Management Board began on January 1, 2022, has also assumed the role of Speaker of the Management Board as of that date.

Rentenbank Preliminary Results for the Year Ended December 31, 2021

The following information is derived from Rentenbank’s press release of January 31, 2022, announcing certain preliminary results for 2021. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2021. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2021 to be announced at a press conference and published in April 2022.

According to preliminary figures, 2021 was another good year for the promotional lending business of Landwirtschaftliche Rentenbank. New lending in the Agriculture and Renewable Energy lines increased sharply. In the Agriculture line, the increase was especially driven by the Agriculture Investment Programme of the German Federal Ministry of Food and Agriculture (BMEL), whereas the increase in the Renewable Energy line was driven by strong demand for wind power financing. Due to the uncertainty surrounding long-term investments in the sector, there was a slight decrease in the overall volume of new, low-interest special promotional loans, which came to EUR 5.6 billion (as compared to EUR 6.0 billion in 2020). Capital ratios improved slightly from an already high level.

Strong growth in the Agriculture and Renewable Energy lines

In 2021, the Agriculture line accounted for the largest share of new special promotional loans granted. New lending increased by 18.3% to EUR 2.5 billion (as compared to EUR 2.1 billion in 2020). The strong growth was driven by the BMEL’s Agriculture Investment Programme. The Renewable Energy line also saw dynamic growth, increasing by 21.4% to EUR 1.1 billion (as compared to EUR 0.9 billion in 2020), thanks to strong demand for wind power financing.

Euro is the most important currency of issuance

To fund its promotional lending business, Rentenbank raised EUR 10.7 billion in medium- and long-term funds in the capital market in the 2021 financial year. This volume was somewhat less than in the previous year (EUR 11.4 billion). The euro became the most important currency of issuance, accounting for 62% (as compared to 41% in 2020) of the total issues, followed by the US dollar at 25% (as compared to 47% in 2020). The most important investor groups are still commercial banks and central banks, together accounting for 74% (as compared to 79% in 2020) of the total volume placed.

Lower operating profit

The operating profit before provision for loan losses and valuation came to EUR 187.7 million (as compared to EUR 208.9 million in 2020). Net interest income declined to EUR 285.8 million (as compared to EUR 296.9 million in 2020). Thanks to the technical option of passing on negative funding rates available since the middle of 2021, Rentenbank was able to extend a larger amount of interest rate grants compared to the previous year, which reduced the bank’s net interest income. Administrative expenses increased to EUR 90.0 million (as compared to EUR 75.9 million in 2020). This increase is mainly attributable to the implementation of the German federal government programmes, as well as rental expenses for the interim building and the accelerated implementation of major IT projects. The cost/income ratio was 32.9% (as compared to 28.2% in 2020).

Improved capital ratios

At the end of 2021, Rentenbank improved the capital ratios calculated on the basis of the EU Capital Requirements Regulation (CRR). The Common Equity Tier 1 capital ratio rose slightly to 31.8% (as compared to 31.0% in 2020). The total capital ratio also rose slightly to 32.0% (as compared to 31.5% in 2020). Both capital ratios are well above the regulatory requirements applicable to Rentenbank.

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New Business

Promotional business		2021	2020	Change in %
		(EUR million)
Special promotional loans		5,609	5,973	- 6.1
Of which:	Agriculture	2,452	2,072	18.3
	Rural Development	1,200	1,869	- 35.8
	Agribusiness	843	1,075	- 21.6
	Renewable Energy	1,066	878	21.4

Registered bonds / promissory notes / Securities		4,183	5,201	- 19.6

Total new promotional business		9,791	11,174	- 12.4

Funding

Medium and long-term funding		10,688	11,428	- 6.5
of which:	Euro MTN	8,847	8,094	9.3
	Global bonds	1,475	3,097	- 52.4
	AUD MTN	356	238	49.6

Balance Sheet

	2021	2020	Change in %
	(EUR million)
Total assets	95,511	95,286	0.2
Loans and advances to banks	65,082	61,802	5.3
Loans and advances to customers	7,599	6,968	9.1
Securities portfolio	15,069	17,617	- 14.5
Securitized liabilities	82,635	81,759	1.1

Equity reported on the balance sheet	4,723	4,676	1.0

Income Statement

	2021	2020	Change in %
	(EUR million)
Net interest income	285.8	296.9	- 3.7
Administrative expenses	90.0	75.9	18.6
Preliminary operating profit before provision for loan losses/valuation	187.7	208.9	-10.1

Capital Ratios

	2021	2020	Change in percentage points
	(in %)
Common Equity Tier 1 capital ratio	31.8	31.0	0.8
Total capital ratio	32.0	31.5	0.5

Cost/Income Ratio

	2021	2020	Change in percentage points
	(in %)
Cost/income ratio	32.9	28.2	4.7

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2020	0.7	-2.9
1st quarter 2021	-1.7	-2.7
2nd quarter 2021	2.2	10.4
3rd quarter 2021	1.7	2.9
4th quarter 2021	-0.7	1.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell by 0.7% in the fourth quarter of 2021 compared to the third quarter of 2021 after adjustment for price, seasonal and calendar variations. Following the renewed improvement in economic performance in the summer of 2021, despite increasing delivery bottlenecks and material shortages, the recovery of the German economy came to a halt at the end of 2021 due to a new wave of COVID-19 infections and the related reinforcement of COVID-19 containment measures. In the fourth quarter of 2021, household final consumption expenditure, in particular, declined compared to the third quarter of 2021, while government final consumption expenditure recorded an increase. Gross fixed capital formation in construction in the fourth quarter of 2021 decreased compared to the third quarter of 2021.

Compared to the fourth quarter of 2020, price-adjusted GDP in the fourth quarter of 2021 increased by 1.4%. Accordingly, GDP growth in the fourth quarter of 2021 was 1.5% lower than in the fourth quarter of 2019, the last quarter before the COVID-19 pandemic.

For 2021 overall, price-adjusted GDP was 2.8% higher in 2021 than in 2020 according to the second GDP estimate published on January 28, 2022, which means a slight upward revision compared to the preliminary calculations of the Federal Statistical Office published on January 14, 2022 (+2.7%). Although economic growth continued to be highly vulnerable to COVID-19 infection rates and associated containment measures in 2021, as well as to further delivery bottlenecks and material shortages, the German economy managed to recover from its sharp decline in 2020. However, GDP was still 2.0% lower in 2021 than in 2019, the year before the COVID-19 pandemic.

In contrast to 2020 when production in part declined significantly due to the COVID-19 pandemic, economic performance increased in nearly all economic sectors in 2021. The price-adjusted gross value added in manufacturing rose markedly by 4.4% year on year. Notable increases were also recorded for most of the service sector in 2021 compared with 2020. The economic performance in the field of business services, which includes research and development as well as legal, tax consultancy and engineering activities, increased by 5.4% in 2021 compared to 2020. At 3.0%, economic growth in 2021 was somewhat lower in the aggregated economic sector of trade, transport, accommodation and food services due to the continuing pandemic-related restrictions. Compared with 2020, economic performance in 2021 decreased only slightly in construction (-0.4%), which had not been significantly affected by the COVID-19 pandemic in 2020.

Despite the increases in 2021 relative to 2020, economic performance has not yet reached pre-pandemic levels in most economic sectors. Economic performance in manufacturing in 2021, for instance, was still 6.0% below the level of 2019. Other services, including creative activities as well as sports, culture and entertainment, were hit particularly hard by the continuing COVID-19 pandemic. The decline in economic performance recorded in 2020 for public services, education, health was almost compensated for in 2021.

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Construction as well as information and communication were able to sustain their positions during the COVID-19 pandemic and to considerably increase their economic performance compared with 2019.

In 2021, price-adjusted household final consumption expenditure stabilized at the low level of 2020 and continues to be far from its pre-pandemic level. Government final consumption expenditure continued to support the growth of the German economy in 2021. Although it had already been at a high level in 2020, government final consumption expenditure rose by a price-adjusted 3.4% in 2021. The government spent more money, in particular, on the free rapid antigen tests that were introduced throughout Germany in the spring of 2021, on COVID-19 vaccines and on the operation of testing and vaccination centers.

Gross fixed capital formation in construction grew by only 0.5% in 2021 compared to 2020 due to labor and material shortages, after having risen more strongly for five consecutive years. Gross fixed capital formation in machinery and equipment increased by a price-adjusted 3.2% in 2021, albeit after decreasing sharply in 2020.

In 2021, foreign trade recovered from the strong decreases of the previous year. German exports of goods and services increased by a price-adjusted 9.4% in 2021 compared to 2020. Imports increased by a price-adjusted 8.6% over the same period. In 2021, Germany’s trade with foreign countries was thus only slightly below the level of 2019.

Source: Federal Statistical Office, Gross domestic product up 2.7% in 2021, press release of January 14, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_020_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2021 down 0.7% on the previous quarter, press release of January 28, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_039_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8
August 2021	0.0	3.9
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3

Consumer prices in Germany rose by 3.1% in 2021 on an annual average basis compared with 2020, driven by the high monthly inflation rates in the second half of 2021. In 2020 the annual average inflation rate had been 0.5%. The last time the year-on-year rate of price increase was measured as higher than it was in 2021 was 1993 (+4.5%). In addition to the temporary base effects in 2020, especially the temporary reduction of value added tax rates in the second half of 2020 and the sharp decline in mineral oil product prices in 2020, there were increasing pandemic-related effects in 2021 such as delivery bottlenecks and marked price increases at upstream stages in the economic process which were partly reflected in the consumer price index.

The prices of energy products increased significantly by 10.4% in 2021 compared to 2020, following a 4.8% decrease in 2020. In 2021, consumers had to pay more for heating oil (+41.8%) and motor fuels (+22.6%). The prices of other household energy sources, such as natural gas (+4.7%) and electricity (+1.4%), rose as well. Like the base effects, which were due to the very low prices in 2020, the CO2 charge introduced at the beginning of 2021 had an upward effect on prices. Excluding energy prices, the annual average rate of price increase in 2021 would have been 2.3%. Food prices rose by 3.2% in 2021 compared with 2020, with the price increase surging in the second half of 2021 due to the base effect caused by the reduction of value added tax rates. The

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prices of goods (total) were up 4.3% on an annual average in 2021 compared to 2020. The prices of services (total) increased by 2.1% in 2021 compared with 2020.

Overall, consumer prices increased by 5.3% in December 2021 compared with December 2020. This means that the monthly inflation rates continued to grow mainly in the second half of 2021. In addition to the base effect caused by the temporary reduction of value-added tax rates, the high inflation rate in December 2021 was again due to the prices of energy products. Energy prices exceeded the level of December 2020 by 18.3%. CO2 pricing and the development of raw material prices had an additional impact. A year-on-year price increase was recorded especially for heating oil (+61.0%) and motor fuels (+33.8%). Food prices showed an above-average increase of 6.0% over the same period (November 2021: +4.5%). Vegetable prices, in particular, increased (+9.9%). Excluding food and energy prices, the inflation rate of December 2021 would have been 3.7%. Excluding energy prices it would have stood at 3.8%. In December 2021, the prices of goods (total) rose by 7.8% compared with December 2020. Apart from energy and food, consumers had to pay more for clothing and footwear (+5.5%). In contrast, the prices of services (total) were up by 3.1% over the same period. Price increases were recorded, for example, for net rents exclusive of heating expenses (+1.5%) and for some other services (such as maintenance and repair of vehicles: +6.0%; services of social facilities: +4.6%).

Compared with November 2021, the consumer price index rose by 0.5% in December 2021. Rail tickets, for example, became more expensive as a result of the annual adjustments of railway fares in December 2021 (+2.3%). Food prices also increased (+1.1%, including vegetables: +3.7%). Energy prices, however, declined in December 2021 compared with November 2021, especially the prices of heating oil (-6.0%) and motor fuels (-4.1%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate in 2021: +3.1% on a year earlier, press release of January 19, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_025_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2020	3.7	4.0
January 2021	4.1	4.0
February 2021	4.2	3.9
March 2021	4.0	3.8
April 2021	3.9	3.7
May 2021	3.7	3.6
June 2021	3.5	3.5
July 2021	3.2	3.4
August 2021	3.3	3.4
September 2021	3.2	3.3
October 2021	3.1	3.3
November 2021	3.1	3.2
December 2021	2.9	3.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2020, the number of employed persons in December 2021 increased by approximately 483,000 or 1.1%. Compared to November 2021, the number of employed persons in December 2021 increased by approximately 49,000 or 0.1%, after adjustment for seasonal fluctuations. Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons in December 2021 decreased by approximately 198,000 or 0.4%, after adjustments for seasonal fluctuations.

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In December 2021, the number of unemployed persons decreased by approximately 355,000 or 21.9%, compared to December 2020. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2021 was 1.37 million, which was a decrease of 11,600 or 0.8% as compared to November 2021.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, December 2021: increase in employment continued, press release of February 1, 2022 (https://www.destatis.de/EN/Press/2022/02/PE22_044_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – November 2021	January – November 2020
Trade in goods, including supplementary trade items	175.1	175.5
Services	11.5	0.6
Primary income	91.3	77.8
Secondary income	-54.1	-45.7
Current account	223.7	208.2

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in November 2021: +1.7% on October 2021, press release of January 7, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_006_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 153.9 billion in 2021. This was slightly more than in 2020 (EUR 145.2 billion) and the second highest deficit since German reunification in absolute terms. Measured as a percentage of nominal GDP, this corresponds to a 4.3% deficit ratio of general government for 2021, exceeding the 3% reference value of the EU’s Stability and Growth Pact. However, due to the COVID-19 pandemic the escape clause has been active since 2020, suspending the application of the reference value.

In its recently published annual economic report (Jahreswirtschaftsbericht 2022), the Federal Government estimates that the general government gross debt ratio was 70¼% of GDP in 2021. Furthermore, based on current assumptions, it expects that the debt ratio is set to decline in 2022 and that it will fall below the 60% reference value of the EU’s Stability and Growth Pact in 2028. The Federal Government points out that there will be an ongoing need in 2022 to address the consequences of the COVID-19 pandemic, which continues to constitute an exceptional emergency situation under the German constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). In addition, the Federal Government forecasts price-adjusted GDP growth in 2022 of 3.6%. The Federal Government assumes that the economic growth expected in 2022, as well as corresponding further increases in tax revenues and the expected expiry of temporary pandemic-related additional spending in the same year will lead to a reduction in the general government deficit ratio in 2022 compared with 2021. Effects related to the implementation of the coalition agreement of the governing parties will be specified together with the draft federal budget for 2022 later this year.

Sources: Federal Statistical Office, Gross domestic product up 2.7% in 2021, press release of January 14, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_020_811.html); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2022, pages 22, 45 and 114 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2022.pdf?__blob=publicationFile&v=18).

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Other Recent Developments

General Elections and Government

The final results of the general elections for the Bundestag, held on September 26, 2021, were as follows:

	% of Votes	Seats
SPD	25.7	206
CDU/CSU	24.1	197
GRÜNE	14.8	118
FDP	11.5	92
AfD	10.3	83
DIE LINKE	4.9	39
SSW(1)	0.1	1
Others	8.6	—
Total	100.0	736

(1)	The Südschleswigscher Wählerverband (SSW) participates in the distribution of seats of the Bundestag as a party representing a national minority, to which the five percent clause for participation in the Bundestag does not apply.

After negotiations, the general elections resulted in a coalition between the Social Democratic Party (SPD), the GRÜNE and the Free Democratic Party (FDP). On December 8, 2021, the Bundestag elected Olaf Scholz (SPD) Chancellor (Bundeskanzler).

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021 (https://www.bundeswahlleiter.de/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); Deutscher Bundestag, Election of Members and the allocation of seats, October 18, 2021 (accessed on October 28, 2021) (https://www.bundestag.de/en/parliament/elections/arithmetic); The Federal Government, New Federal Government in office, December 8, 2021 (https://www.bundesregierung.de/breg-en/news/federal-chancellor-election-1989862); Bundesregierung, Koalitionsvertrag (https://www.bundesregierung.de/resource/blob/974430/1990812/04221173eef9a6720059cc353d759a2b/2021-12-10-koav2021-data.pdf?download=1).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), in its most recent risk assessment dated January 27, 2022, the Omicron variant of concern of the virus that causes COVID-19 (“Omicron”) is currently spreading with unprecedented speed and intensity across the EU and the European Economic Area (together, “EU/EEA”), with overall reported infection rates three times higher than the highest peak during the COVID-19 pandemic so far. The very high number of infections is exerting significant pressure on healthcare systems in many countries around Europe through a combination of increased hospital admissions and staff shortages due to illness. The ECDC states that efforts should continue to increase vaccine uptake among the unvaccinated as well as to offer a booster shot after three months to all eligible adults. In addition to the continued roll-out of vaccination programs, the ECDC points out that the maintenance of key non-pharmaceutical interventions is crucial in the near term to ensure that the intensity of Omicron circulation remains at manageable levels. These include physical distancing, consistent and correct mask wearing, avoiding crowded situations, working from home when possible, staying home when ill, and maintenance of hand and respiratory hygiene, together with good ventilation of indoor settings. Of the total population in EU/EEA countries, 70.1% had been fully vaccinated, i.e. received a primary course of vaccinations, and 43.5% had received an additional booster dose, whereas 74.3% had received at least one vaccine dose as of January 31, 2022.

In Germany, with the dominant circulation of Omicron, a new wave of the COVID-19 pandemic is accelerating. Weekly case numbers continue to rise, with partially very significant increases in cases in all federal states. The situation in intensive care units continues to be difficult due to the high number of severe COVID-19 cases, but currently is not worsening. Overall, due to the rapid spread of Omicron, the risk to public health in Germany associated with the COVID-19 pandemic is currently considered to be very high. Against this background, the federal government and the governments of the federal states decided on January 24, 2022, that the containment measures agreed at the end of 2021 will remain in place. These include, among others, contact limitations on private gatherings, access restrictions based on vaccination status for cultural and recreational facilities as well as for most shops (with the exception of shops selling groceries and convenience foods), the

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closure of clubs and discos and the prohibition of dance events, large-scale sporting, cultural and similar events being held without spectators, and the extended obligation to wear facial masks where persons meet in a closed space, including in schools. In addition, further efforts to increase the vaccination rate will be made. Of the total German population, 74.0% had been fully vaccinated and 53% had received an additional booster dose, whereas 75.8% had received at least one vaccine dose as of January 30, 2022.

Sources: European Centre for Disease Prevention and Control, Societal pressure from unprecedented Omicron spread can be eased through increased vaccination uptake, press release of January 27, 2022 (https://www.ecdc.europa.eu/en/news-events/societal-pressure-unprecedented-omicron-spread-can-be-eased-through-increased); European Centre for Disease Prevention and Control, Assessment of the further spread and potential impact of the SARS-CoV-2 Omicron variant of concern in the EU/EEA, 19th update, January 27, 2022 (https://www.ecdc.europa.eu/en/publications-data/covid-19-omicron-risk-assessment-further-emergence-and-potential-impact); European Centre for Disease Prevention and Control, COVID-19 Vaccine tracker, as of January 31, 2022 (https://vaccinetracker.ecdc.europa.eu/public/extensions/COVID-19/vaccine-tracker.html#uptake-tab); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), January 27, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2022-01-27.pdf?__blob=publicationFile); The Federal Government, Coronavirus pandemic: what the Federal and the Länder Governments have agreed, December 21, 2021 (https://www.bundesregierung.de/breg-de/themen/coronavirus/corona-these-rules-and-restrictions-apply-1993492); Bundesregierung, Corona-Regelungen: Das haben Bund und Länder vereinbart, January 24, 2022 (https://www.bundesregierung.de/breg-de/themen/coronavirus/corona-regeln-und-einschrankungen-1734724); Bundesministerium für Gesundheit, Impf-Dashboard, as of January 31, 2022 (https://impfdashboard.de/).

EU Response to the COVID-19 Pandemic

On November 18, 2021, the European Commission extended the duration of the State Aid Temporary Framework (“Temporary Framework”), adopted on March 19, 2020 to support the economy in light of the COVID-19 pandemic, until June 30, 2022. The scope of the Temporary Framework was also amended, including by increasing the ceilings for small amounts of aid and assistance for uncovered fixed costs. With respect to state aid rules and regulations, the Temporary Framework provides the basis for a number of German support measures in connection with the COVID-19 pandemic, including for example the bridging support measures and various KfW loans.

Sources: Federal Ministry for Economic Affairs and Climate Action, Minister Altmaier welcomes extension of European State Aid Temporary Framework, press release of November 18, 2021 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2021/11/20211118-minister-altmaier-welcomes-extension-of-european-state-aid-temporary-framework.html); European Commission, State aid: Commission sets out future of Temporary Framework to support economic recovery in context of coronavirus outbreak, press release of November 18, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/ip_21_6092).

Monetary Policy Response to the COVID-19 Pandemic

On December 16, 2021, the Governing Council of the European Central Bank (“ECB”) stated that it judges that the progress on economic recovery and towards its medium-term inflation target of 2% permits a step-by-step reduction in the pace of its asset purchases over the coming quarters, with monetary accommodation still needed for inflation to stabilize at the 2% inflation target over the medium term. In view of the current uncertainty, the Governing Council also stated that it needed to maintain flexibility and optionality in the conduct of monetary policy.

Against this background, the Governing Council expects to conduct net asset purchases under the Pandemic Emergency Purchase Program (“PEPP”) at a lower pace in the first quarter of 2022 than in the fourth quarter of 2021. It also announced that it will discontinue net asset purchases under the PEPP at the end of March 2022. Furthermore, the Governing Council decided to extend the reinvestment horizon for principal payments from maturing securities purchased under the PEPP until at least the end of 2024. It also announced that, in any case, the future roll-off of the PEPP portfolio will be managed to avoid interference with the appropriate monetary policy stance.

With respect to the Asset Purchase Program (“APP”), the Governing Council decided on a monthly net purchase pace of EUR 40 billion in the second quarter and EUR 30 billion in the third quarter of 2022 under the APP. From October 2022 onwards, the Governing Council intends to maintain net asset purchases under the APP at a monthly pace of EUR 20 billion for as long as necessary to reinforce the accommodative impact of its policy rates. The Governing Council expects net purchases to end shortly before it starts raising the key ECB interest rates. The Governing Council also intends to continue reinvesting, in full, the principal payments from maturing securities purchased under the APP for an extended period of time, past the date when it starts raising the key ECB interest rates and, in any case, for as long as necessary to maintain favorable liquidity conditions and an ample degree of monetary accommodation.

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Furthermore, the Governing Council announced that it will continue to monitor bank funding conditions and ensure that the maturing of operations under TLTRO III does not hamper the smooth transmission of its monetary policy. It will also regularly assess how targeted lending operations are contributing to its monetary policy stance. As announced, it expects the special conditions applicable under TLTRO III to end in June 2022. The Governing Council also stated that it will assess the appropriate calibration of its two-tier system for reserve remuneration so that the negative interest rate policy does not limit banks’ intermediation capacity in an environment of ample excess liquidity.

Source: European Central Bank, Monetary policy decisions, press release of December 16, 2021 (https://www.ecb.europa.eu/press/pr/date/2021/html/ecb.mp211216~1b6d3a1fd8.en.html).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

As of the beginning of January 2022, the Federal Government has supported the German economy with approximately EUR 130 billion, consisting of approximately EUR 60 billion in aid payments and loans in an aggregate amount of approximately EUR 55 billion as well as recapitalizations and guarantees. Programs of the Federal States have supplemented the Federal support measures. In light of the containment measures described above that have been implemented to combat the COVID-19 pandemic, the Federal Government is continuing its support of the self-employed and enterprises, which are experiencing significantly reduced revenue during the COVID-19 pandemic. The measures include bridging support measures, the economic stability fund (Wirtschaftsstabilisierungsfonds, WSF), support in the case of hardship, the KfW Special Program as well as special aid in the areas of events, trade fairs, exhibitions and cultural events, and professional sports. The period for short-term work scheme payments (Kurzarbeitergeld) was also extended until March 31, 2022.

Sources: Bundesregierung, Unterstützung für Selbständige und Unternehmen, January 7, 2022 (https://www.bundesregierung.de/breg-de/aktuelles/info-unternehmen-selbstaendige-1735010); Bundesregierung, Corona-Wirtschaftshilfen der Bundesregierung, January 4, 2022 (https://www.bundesregierung.de/resource/blob/974430/1995230/3838ef36ea352e9af06a13b4454416ed/2022-01-07-mpk-corona-wirtschafthilfen-data.pdf?download=1).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Speaker of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: February 3, 2022

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